AMTD IDEA Group

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

May 31, 2022

VIA EDGAR

Ms. Bonnie Baynes

Ms. Sharon Blume

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD International Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed on April 28, 2021 (File No. 001-39006)

Dear Ms. Baynes and Ms. Blume,

This letter sets forth the Company’s response to the comments contained in the letter dated May 16, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 28, 2021 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 18, 2022 (the “2021 Form 20-F”). The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover

Introduction. The Holding Foreign Companies Accountable Act, page ii

1.

We note your disclosure of your delisting risk due to lack of PCAOB inspection of your auditor under the HFCAA, and that your auditor is on the PCAOB’s determination list at December 16, 2021. Please revise to disclose that you have been identified under the HFCAA delisting provisional list, as issued by the SEC. Also ensure these risk disclosures are made to the three other related narratives at the onset of Part I on page 2, in the Summary of Risk Factors in Item 3.D. on page 8, and the Risk Factors beginning on page 12.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures under the heading of “The Holding Foreign Companies Accountable Act” at the outset of the “Introduction” section and at the outset of Part I in its future annual report on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2022 (“2022 Form 20-F”) as follows, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

We face risks relating to the lack of PCAOB inspection on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA. The SEC ~~determines~~ has conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the HFCAA in May 2022, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. This indicates that the SEC has determined that we have filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely. In accordance with the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021, our securities will be delisted from the NYSE or prohibited from being traded over-the-counter. The delisting or the cessation of trading of ~~our~~ the ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. ~~On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination.~~ See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong— The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The SEC has conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act, or the HFCAA in May 2022, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.”

In conjunction with the revision above, the Company also proposes to, starting with the 2022 Form 20-F, (i) revise the heading of and disclosures under the risk factor entitled “The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” of the 2021 Form 20-F to read as follows, and (ii) make corresponding changes to the summary risk factor in Item 3.D. on page 8 of the 2021 Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The SEC has conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act, or the HFCAA in May 2022, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. ~~In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years.~~ The SEC has also conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the HFCAA in May 2022, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. The ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if we are identified by the SEC as a Commission -Identified Issuer under the HFCAA for two more consecutive years.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for the ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.

On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States as early as 2023.

Introduction. Frequently Used Terms, page iii

2.	Please revise the definition of “China” or “PRC” to include Hong Kong and Macau.

In response to the Staff’s comment, the Company will, starting with the 2022 Form 20-F, revise the relevant definition as follows:

“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this annual report only, Taiwan

In conjunction with the revision of the definitions of “China” and “PRC,” the Company also proposes to, starting with the 2022 Form 20-F, revise the risk factor under the heading of “Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless” of the 2021 Form 20-F, to read as follow, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

We are subject to uncertainties arising from the legal system in China, and we may also be affected directly or indirectly by ~~PRC~~ laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

Also in conjunction with the revision of the definitions of “China” and “PRC,” the Company proposes to, starting with the 2022 Form 20-F, revise the last paragraph on page 6 of the 2021 Form 20-F to read as follows, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

AMTD Capital, which is 50.13% owned by AMTD Global Markets Limited (our Hong Kong subsidiary), is a foreign-invested enterprise under ~~PRC~~the law of Mainland China. Pursuant to the PRC Enterprise Income Tax Law, dividends generated and payable by a foreign-invested enterprise in Mainland China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Mainland China that provides for a different withholding arrangement. In accordance with the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non~~-PRC~~Mainland China resident enterprise, directly holds at least 25% of the equity interest in a ~~PRC~~Mainland China enterprise, the withholding tax rate in respect to the payment of dividends by such ~~PRC~~Mainland China enterprise to such Hong Kong resident enterprise is reduced to 5% from the standard rate of 10%, subject to approval of the competent PRC tax authority. Thus, a 5% preferential dividend withholding tax will be applied when AMTD Capital pays any dividend to its parent, AMTD Global Markets Limited. There is no tax on dividends in Hong Kong.

Part I. Our Corporate Structure, page 1

3.

We refer to your October 19, 2021 response to comment 2 in our September 23, 2021 letter and reissue our comment in full. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company will, starting with the 2022 Form 20-F, revise the disclosures in the 2021 Form 20-F so that references are made to the correct entities when describing the business operations being conducted and the interest being purchased by the investors. The relevant disclosures will be revised to read as follows, subject to necessary updates and adjustments in connection with any development of the subject matter being disclosed:

(1)	“Our Corporate Structure” at the outset of the “Introduction” section, page ii

AMTD IDEA Group is ~~not an operating company but~~ a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in the~~our~~ ADSs thus are purchasing equity interest in a Cayman Islands holding company ~~and not in an operating entity~~ that has no substantial operations. As a holding company, AMTD IDEA Group may rely on dividends from ~~its~~our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Our Corporate Structure.”

(2)	“Our Corporate Structure” at the outset of Part I, page 1

AMTD IDEA Group is ~~not an operating company but~~ a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in the~~our~~ ADSs thus are purchasing equity interest in a Cayman Islands holding company ~~and not in an operating entity~~ that has no substantial operations. As a holding company, AMTD IDEA Group may rely on dividends from ~~its~~our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Selected Financial Data—Selected Consolidated Financial Data.” In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.

(3)	Item 3. Key Information—D. Risk Factors, page 21 to page 22

A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.

We operate our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited. We historically have earned a substantial portion of our revenue from fees and commissions paid by our investment banking clients, which usually are payable upon the successful completion of particular transactions. Revenue derived from our investment banking business accounted for 37.9%, 33.6% and 42.7% of our total revenue for the years ended December 31, 2019, 2020, and 2021, respectively. We expect that we will continue to rely on investment banking business for a substantial portion of our revenue for the foreseeable future, and a decline in our engagements could materially and adversely affect our financial condition and results of operations.

In addition, investment banking business typically is not a long-term contracted source of revenue. Each revenue-generating engagement typically is separately awarded and negotiated. Furthermore, many of our clients do not routinely require our services. As a consequence, our engagements with many clients are not likely to be predictable. We may also lose clients each year, including as a result of the sale or merger of a client, or due to a change in a client’s senior management and competition from other investment banking firms. As a result, our engagements with clients are constantly changing and our total revenue could fluctuate or decline quickly due to these factors.

Our investment banking business as conducted through our wholly-owned subsidiary, AMTD Global Markets Limited, depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services. We cannot assure you that the income level of our investment banking business can be sustained.

We operate our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited. We primarily underwrite securities offerings in Hong Kong, Singapore, and the United States, and are exposed to uncertainties in the regulatory requirements in these jurisdictions. Securities offerings are subject to review and approval by various regulatory authorities, the results and timing of which are beyond our control and may cause substantial delays to, or the termination of, the offering. We receive the payment of fees and commissions in most securities offerings only after the successful completion of the transactions. If a transaction is not completed as scheduled, or at all, for any reason, we may not receive fees and commissions for services that we have provided in a timely manner, or at all, which could materially and adversely affect our results of operations.

Market fluctuations and changes in regulatory policies may adversely affect our investment banking business as conducted through AMTD Global Markets Limited. Negative market and economic conditions may adversely affect investor confidence, resulting in significant industry-wide declines in the size and number of securities offerings, and market volatility may cause delays to, or even termination of, securities offerings that we underwrite, either of which could adversely affect our revenue from the investment banking business.

In addition, in acting as an underwriter in a securities offering, we may be subject to litigation, securities class action, claims, administrative penalties, regulatory sanctions, fines, or disciplinary actions, or may be otherwise legally liable in Hong Kong, Singapore, the United States, and other jurisdictions. Our reputation may be affected due to inadequate due diligence, fraud or misconduct committed by issuers or their agents or our staff, misstatements and omissions in disclosure documents, or other illegal or improper activities that occur during the course of the underwriting process, which may adversely affect our business, financial condition, and results of operations. Our investment banking business may also be affected by new rules and regulations, changes in the interpretation or enforcement of existing rules and regulations relating to the underwriting of securities offerings.

As a result, we cannot assure you that the income level of our investment banking business can be sustained.

If we cannot identify or effectively control the various risks involved in the asset management products that we offer or manage under our asset management business or otherwise achieve expected investment returns for our asset management clients, our reputation, client relationships, and asset management business will be adversely affected.

~~We~~Through AMTD Global Markets Limited, our wholly-owned subsidiary, we offer our asset management clients a broad selection of third-party products, including fixed income products, equity products and structured products, for which we derive revenue through management fees and performance fees. These products often have complex structures and involve various risks, including default risks, interest rate risks, liquidity risks, market volatility and other market risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although the product providers or corporate borrowers of the asset management products AMTD Global Markets Limited ~~we~~offers are typically directly liable to our clients in the event of a product default, these incidences could adversely affect the performance of the applicable products that we distribute through AMTD Global Markets Limited and our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our asset management team not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If we fail to identify and effectively control the risks associated with the products that we offer or manage, or fail to disclose such risks to our clients in a sufficiently clear and timely manner, or to dispose timely of such investments in the clients’ investment portfolios, our clients may suffer financial loss or other damages. Poor performance of these products and services, negative perceptions of the institutions offering these products and services or failure to achieve expected investment return may impact client confidence in the products we offer them, impede the capital-raising activities in connection with our asset management business, and reduce our asset under management and revenue generated under this segment.

For discretionary account service we offer through AMTD Global Markets Limited, our wholly-owned subsidiary, to our clients, we have a higher level of discretion in making investments. If we are unable to generate sufficient returns from our investments, including managing leverage risks on behalf of our clients, or even incur losses, our clients may become unwilling to continue to use our services, and our reputation, client relationship, business, and prospects will be materially and adversely affected.

(4)	Item 3. Key Information—D. Risk Factors, page 41

The sale or availability for sale of substantial number of the ADSs or our Class A ordinary shares in the public market could adversely affect their market price.

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, AMTD IDEA Group~~our~~ has~~have~~ 144,077,210 Class A ordinary shares, including 23,333,210 Class A ordinary shares represented by ADSs, and 233,526,979 Class B ordinary shares outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

(5)	Item 3. Key Information—D. Risk Factors, page 42

Because the amount, timing, and whether or not ~~we~~ our holding company distributes dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs or our Class A ordinary shares for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not ~~we~~ AMTD IDEA Group, our holding company, actually distributes dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs or our Class A ordinary shares will likely depend entirely upon any future price appreciation of the ADSs or our Class A ordinary shares. We cannot assure you that the ADSs or our Class A ordinary shares will appreciate in value in the future or even maintain the price at which you purchased the ADSs or our Class A ordinary shares. You may not realize a return on your investment in, and you may even lose your entire investment in, the ADSs or our Class A ordinary shares.

(6)	Item 4. Information on the Company—A. History and Development of the Company, page 48 to page 50

On August 5, 2019, the~~our~~ ADSs commenced trading on the NYSE. ~~We~~AMTD IDEA Group issued and sold a total of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares at an initial offering price of US$8.38 per ADS. The~~Our~~ ADSs are currently traded under the ticker symbol “AMTD.”

In December 2019, ~~we~~AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Dr. Calvin Choi, our founder. The VP Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The VP Note will be convertible into the ADSs at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of VP Note (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the VP Note is subject to adjustment upon the occurrence of certain events. The VP Note has been converted in January 2022.

In March 2020, ~~we~~AMTD IDEA Group listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, ~~we~~AMTD IDEA Group may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, ~~we~~AMTD IDEA Group dual-listed the MTN Program on the SGX-ST.

Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities, or the New Securities, to be issued by ~~us~~AMTD IDEA Group under the~~our~~ MTN Program, or the Exchange Offer. In May 2020, ~~we~~AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately S$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.

On April 8, 2020, ~~we~~AMTD IDEA Group dual listed by way of introduction of 23,873,655 Class A ordinary shares on the SGX-ST under the symbol “HKB,” being Class A ordinary shares that have been registered with the SEC as part of our initial public offering and listing on the NYSE in August 2019, and which were previously represented by the ADSs listed for trading on the NYSE.

In May 2020, we entered into a long-term strategic partnership with the Singapore Exchange to promote the development of Singapore’s capital markets and strengthen connectivity between Singapore, ASEAN, the Greater Bay Area, the rest of China, and the Middle East. Through this collaboration, we and SGX-ST will work together to meet the growing market needs for improved capital market access and connectivity to Singapore and beyond.

AMTD Capital Co., Ltd., or AMTD Capital, is our subsidiary headquartered in Hengqin, Zhuhai City. In March 2021, Airstar Digital, a subsidiary of Xiaomi Corporation, or Xiaomi, invested in AMTD Capital to own 49.87% of its shares.

Also in March 2021, we partnered with 36KR (Nasdaq: KRKR) and Xiaomi (SEHK:1810) to establish a new joint venture, AK73 Capital, to build a full lifecycle service platform for new economy enterprises. AK73 Capital aims to support and empower the new generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global capital markets.

In September 2021, we repurchased approximately 69.1 million Class B ordinary shares from AMTD Group for HK$5 billion (US$0.6 billion).

Subsequent to December 31, 2021, ~~we~~AMTD IDEA Group issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

(7)	Item 4. Information on the Company—B. Business Overview, page 50

We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

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Investment Banking. ~~We offer~~Our wholly-owned subsidiary, AMTD Global Markets Limited offers a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others.

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Asset Management. ~~We provide~~Our wholly-owned subsidiary, AMTD Global Markets Limited, provides professional investment management and advisory services primarily to corporate and other institutional clients.

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Strategic Investment. We make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our “AMTD SpiderNet” ecosystem.

(8)	Item 4. Information on the Company—B. Business Overview, page 51 to page 52

Our Services

Investment Banking

Since October 2015, we have operated our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited, which is licensed by HKSFC to engage in certain activities regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, such as dealing in securities and future contracts, advising on securities and corporate finance, and providing asset management services. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Licensing Regime Under the HKSFO.” Under our investment banking business, ~~we provide our~~AMTD Global Markets Limited provides its clients with a full suite of corporate finance services, including underwriting equity and debt offerings, and advising on various financing and mergers and acquisitions transactions.

Our investment banking business provides a one-stop solution for corporate and other institutional clients, both benefiting from and enhancing the synergies within our “AMTD SpiderNet” ecosystem. To this end, we deliver ~~our~~investment banking services through AMTD Global Markets Limited with the following features.

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Full service capabilities. We offer our clients a full suite of services for capital markets transactions, covering equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. Based on our full product coverage, we are able to serve clients and develop long-term relationships through multiple engagements.

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Full value chain’s client focuses. We focus on client needs and always strive to explore long-term business collaboration rather than completing individual transactions, because we recognize that our clients are the foundation of our “AMTD SpiderNet” ecosystem and our relationship with them is key to our sustainable development and success. Leveraging our strong client relationship and our unique “AMTD SpiderNet” ecosystem, we are able to create synergies and proactively develop innovative products and services based on specific client needs to be serviced by our own abilities or those of our partners in the “AMTD SpiderNet” ecosystem.

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Industry expertise. Our services are enriched by our experience and expertise in certain important industries, allowing us to better understand and anticipate clients’ circumstances and needs. We have particular expertise in the regional banks and new economy sectors.

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Senior bankers’ participation. In addition to managing and maintaining client relationships, our senior bankers and professionals also actively participate in client coverage and deal execution to ensure seamless execution and satisfactory client experience.

We derive underwriting commissions and financial advisory fees from ~~our~~the investment banking business conducted by AMTD Global Markets Limited. We generally charge fees and commissions based on a percentage of transaction value. This percentage is negotiated and determined by a number of factors including (i) the type of transaction, (ii) the size of the transaction, (iii) the complexity of the transaction, (iv) state of the market, and (v) client relationship dynamic.

Global Markets

~~We are~~AMTD Global Markets Limited is licensed to provide underwriting services for equity and debt offerings in Hong Kong. ~~Our~~Its underwriting capabilities have accelerated rapidly since October 2015.

~~We~~Through AMTD Global Markets Limited, we have built a solid track record and established our market position and brand recognition for issuers in Hong Kong, the United States, and the other international capital markets. From October 2015 when we commenced our investment banking business through AMTD Global Markets Limited, to March 31, 2022, we completed 80 equity offerings in Hong Kong, the United States, and Singapore, as an underwriter or financial advisor, with an aggregate transaction value of US$33.4 billion, including through the exercise of over-allotment options. During the same period, we also completed 145 debt offerings, with an aggregate transaction value of US$52 billion.

In line with market practice, we generally split fees and commissions with other underwriters in capital markets transactions based on (i) the percentages of our underwriting commitment, (ii) our other contributions to the transaction, (iii) trading profits from IPO stabilization actions in the aftermarket, (iv) commercial negotiations on a case by case basis, and (v) the strength of the client relationship. We may also charge brokerage fees to investors that subscribe to products that we distribute, which is usually 1% of the investment amount being sourced by us in Hong Kong IPOs and on a negotiated basis in other types of offerings. We may also charge financial advisory fees based on services provided on a negotiated basis.

Our equity and debt product offerings are distributed through our sales and channels team. For further details, see “Our Services—Investment Banking—Sales and Channels.”

Financial Advisory and Execution

Through AMTD Global Markets Limited, we~~We~~ advise on both public and private financing and mergers and acquisitions transactions, covering companies at all stages of developments and value chains. Many of our advisory services involve tailored solutions in which we leverage our experience and the strength of our “AMTD SpiderNet” ecosystem to propose unique and innovative structures. We are able to introduce quality investors through our sales and channels team and potential strategic investors through our “AMTD SpiderNet” ecosystem.

In conjunction with any financial advisory role, we advise on the capital structure and assist in long-term capital planning and liability rearrangement through AMTD Global Markets Limited. We believe that providing financial advisory services to growth-stage clients allows us to build relationships with our clients at an early stage and paves the way for us to provide a variety of additional services with higher fee returns through global markets as our relationship with the client deepens and as the client’s business and financing needs evolve.

(9)	Item 4. Information on the Company—B. Business Overview, page 53 to page 54

Asset Management

Through the~~our~~ asset management business conducted by our wholly-owned subsidiary, AMTD Global Markets Limited, we provide professional investment management and advisory services primarily to regional banks, corporate and other institutional clients, and family offices. We help manage offshore liquidity for many of our China-based clients, allowing them to tap the flexibility and diversity of investment products available only in the offshore markets. Our goal in the asset management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients’ unique needs.

Through ~~our~~the discretionary account services provided by AMTD Global Markets Limited, we manage assets with diverse risk and return profiles, providing clients with comprehensive, customized investment strategies based on our understanding of their investment needs, risk tolerance, investment goals, and expected return. Non-discretionary account services are managed pursuant to clients’ agreed methodology, conditions, requirements, and restrictions.

Where appropriate, we look to deploy our synergies and introduce clients to the broader network and resources within our “AMTD SpiderNet” ecosystem. Based on their specific needs and risk tolerance levels, our clients have exclusive access to products with tailor-made features to meet their financial and investment needs and optimize their asset allocation.

Our AUM decreased by 0.4% from HK$26.2 billion as of December 31, 2019 to HK$26.1 billion as of December 31, 2020 and was maintained at HK$26.1 billion (US$3.4 billion) as of December 31, 2021. As of December 31, 2021, 68.4% of the AUM was invested in fixed income products, 30.0% in equity products, and 1.6% in other products. 94.3% of the AUM was managed on behalf of corporate and other institutional clients, including banks, pension funds, insurance companies, and family offices, and 5.7% of the AUM was managed on behalf of individual client relationships, which are principally with high-net worth individuals.

We derive revenues from ~~our~~the asset management business conducted by AMTD Global Markets Limited primarily through (i) recurring management fees based on a fixed percentage of our AUM, which is negotiated on a case-by-case basis, (ii) performance-based income from assets with discretionary management, which usually is a split of the excess returns above a certain pre-agreed threshold, and (iii) trading and other fee income derived through the provision of services to our clients across various businesses.

(10)	Item 4. Information on the Company—B. Business Overview, page 54

Strategic Investment

We commenced our strategic investment business through our wholly-owned subsidiary, AMTD Investment Solutions Group Limited, in 2016. Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation and engaging them into the “AMTD SpiderNet.”

(11)	Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources, page 85

In August 2019, we completed our initial public offering of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares and received approximately US$192.6 million in net proceeds. In December 2019, ~~we~~AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) the VP Note to Value Partners Greater China High Yield Income Fund, all in the form of private placement, and received approximately US$115.0 million in net proceeds.

In May 2020, ~~we~~AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately S$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.

In September 2020, ~~we~~AMTD IDEA Group obtained a US$30 million banking facility and have drawn down the loans. In December 2021, ~~we~~AMTD IDEA Group obtained an additional US$20 million banking facility and have drawn down the loan.

Subsequent to December 31, 2021, ~~we~~AMTD IDEA Group issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

(12)	Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources, page 87

Holding Company Structure

AMTD IDEA Group is a holding company with no material operations of its own. We conduct our operations primarily through our Hong Kong subsidiaries. As a result, AMTD IDEA Group’s~~our~~ ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to AMTD IDEA Group~~us~~.

(13)	Item 5. Operating and Financial Review and Prospects—G. Tabular Disclosure of Contractual Obligations, page 88

In March 2020, ~~we~~AMTD IDEA Group listed ~~our~~the MTN Program by way of debt issuance to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, ~~we~~AMTD IDEA Group may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, ~~we~~AMTD IDEA Group dual-listed the MTN Program on the SGX-ST.

Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for New Securities to be issued by ~~we~~AMTD IDEA Group under ~~our~~the MTN Program. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer expired on May 6, 2020. In May 2020, ~~we~~AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In September 2020 and December 2021, we obtained a US$30 million and a US$20 million banking facility, respectively, and have drawn down the loans.

(14)	Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions, page 101

In December 2019, ~~we~~AMTD IDEA Group issued 4,526,627 Class B ordinary shares to Infinity Power Investments Limited for an aggregate subscription price of US$38.3 million in a private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by our founder, Dr. Calvin Choi, which owns 32.5% of the total outstanding shares of our Controlling Shareholder.

In March 2020, ~~we~~AMTD IDEA Group listed the MTN Program on the SEHK and, subsequently in April 2020, ~~we~~AMTD IDEA Group dual listed the MTN Program on the SGX-ST.

(15)	Item 8. Financial Information—A. Consolidated Statements and Other Financial Information, page 103

Dividend Policy

Although we intend to distribute dividends in the future, the amount, timing, and whether or not ~~we~~AMTD IDEA Group, our holding company, actually distributes dividends at all is at the discretion of our board of directors.

~~We are~~AMTD IDEA Group is a holding company incorporated in the Cayman Islands. ~~We~~AMTD IDEA Group may rely on dividends from our subsidiaries in Hong Kong for ~~our~~its cash requirements, including any payment of dividends to our shareholders.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

If AMTD IDEA Group, our holding company, pays any dividends on our ordinary shares, ~~we~~it will pay those dividends that are payable in respect of the ordinary shares underlying ~~our~~the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to ~~our~~the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Part I. Permissions Required from the PRC Authorities for Our Operations, page 3

4.

We note your recent response to prior comment 6 and partially reissue comment 4 from our September 23, 2021 letter. Please revise the onset of Part I, regarding the CSRC or the CAC, to clearly disclose affirmatively whether any permissions or approvals have been denied.

In response to the Staff’s comment, the Company will, starting with the 2022 Form 20-F, revise the disclosures under the heading of “Permissions Required from the PRC Authorities for Our Operations” at the onset of Part I as follows, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

We believe that we and our subsidiaries, to the extent applicable, have obtained the requisite licenses and approvals that are material for our operations in China as of the date of this annual report. Specifically, we hold 50.13% equity interest of AMTD Capital Co., Ltd., or AMTD Capital, ~~is a PRC company in which we currently hold 50.13% of equity interest~~which is established in Mainland China but~~. AMTD Capital~~ is not a significant subsidiary of ours pursuant to Rule 1-02(w) of Regulation S-X. As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. We have not offered any products or services to Mainland Chinese consumers and we do not have any offices in Mainland China or any staff located in Mainland China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been denied of any permission or approval from the CSRC or the CAC.

Notwithstanding the foregoing, i~~I~~f (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.”

*        *         *

Very truly yours,

/s/ William Fung
William Fung
Chief Executive Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP